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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Argentex Mining Corporation

(Name of Issuer)

Shares of Common Stock
 (Title of Class of Securities)

____________04012E____________
(CUSIP Number)

October 26, 2010
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 04012E

_____________________________________________________________________________________

1.    Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

International Finance Corporation (“IFC”)

98-000-2550

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         _____________________________________________________________________________

(b)         _____________________________________________________________________________

_____________________________________________________________________________________

3.    SEC Use Only

_____________________________________________________________________________________

4. Citizenship or Place of Organization

Washington, DC_________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power:	13,265,899 shares of common stock (“Shares”)(1), (2)
6. Shared Voting Power
	7. Sole Dispositive Power	13,265,899 Shares (1), (2)
8. Shared Dispositive Power

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

13,265,899 Shares (1), (2)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
_____________________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)

19.9% (1), (2),(3)

1 Includes 2,461,193 Share purchase warrants that are each exercisable for one Share at a price of $1.14 Canadian dollars per Share for a period of 5 years from October 26, 2010 (the “Warrants”).

2 Excludes 8,343,513 Warrants in respect of which IFC has entered into an undertaking with Argentex which prohibits IFC from exercising such Warrants if it will result in IFC owning or controlling 20% or more of the outstanding voting securities of Argentex Mining Corporation (“Argentex”) immediately after giving effect to such exercise. See Item 4.

3 Based on 66,329,500 Shares outstanding as of September 24 (information provided by Argentex) and after giving effect to the issuance of 10,804,706 Shares on October 26, 2010 and the deemed exercise of 2,461,193 Warrants held by IFC.

______________________________________________________________________

12. Type of Reporting Person (See Instructions)

00

Item 1.

(a) Name of Issuer

Argentex Mining Corporation (“Argentex”)

(b) Address of Issuer’s Principal Executive Offices

602 - 1112 West Pender Street
Vancouver, British Columbia
V6E 2S1

Item 2.

(a) Name of Person Filing

IFC

(b)               Address of Principal Business Office or, if none, Residence

2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
(c)               Citizenship

Not applicable

(d)               Title of Class of Securities

Shares

(e)	CUSIP Number:

04012E

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

13,265,899  Shares (1), (2)

(b) Percent of class:

19.9% (1), (2), (3)

1 Includes 2,461,193 Share purchase warrants that are each exercisable for one Share at a price of $1.14 Canadian dollars per Share for a period of 5 years from October 26, 2010 (the “Warrants”).

2 Excludes 8,343,513 Warrants in respect of which IFC has entered into an undertaking with Argentex which prohibits IFC from exercising such Warrants if it will result in IFC owning or controlling 20% or more of the outstanding voting securities of Argentex Mining Corporation (“Argentex”) immediately after giving effect to such exercise. See Item 4.
3 Based on 66,329,500 Shares outstanding as of September 24 (information provided by Argentex) and after giving effect to the issuance of 10,804,706 Shares on October 26, 2010 and the deemed exercise of 2,461,193 Warrants held by IFC.

 (c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 13,265,899 Shares (1), (2)

(ii)         Shared power to vote or to direct the vote:

(iii)         Sole power to dispose or to direct the disposition of: 13,265,899 Shares  (1), (2)

(iv)	Shared power to dispose or to direct the disposition of:

IFC acquired the Shares described herein and the 10,804,706 Warrants pursuant to a subscription agreement entered into between IFC and Argentex dated September 24, 2010. Each Warrant entitles the holder to purchase one Share at an exercise price of $1.14 Canadian dollars per Share for a period of five years from October 26, 2010.

IFC entered into an undertaking with Argentex which restricts IFC’s ability to exercise the Warrants if doing so would result in IFC owning or controlling 20% or more of the outstanding voting securities of Argentex immediately after giving effect to such exercise. This undertaking will terminate immediately after IFC sells any Shares and/or Argentex issues any additional voting securities which would result in IFC owning or controlling less than 20% of the total outstanding voting securities of Argentex at that time (calculated on the basis that any outstanding Warrants held by IFC have been exercised in full).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL FINANCE CORPORATION

By:	/s/ William Bulmer
Name: William Bulmer
Title: Global Head
Mining - Global Infrastructure & Natural Resources